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SEC FILE NUMBER
8-43303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: L.M. Kohn & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10151 Carver Rd., Ste 100
(No. and Street)

Cincinnati	OH	45242
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry M. Kohn	(513) 792-0301 x204	larryk@lmkohn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

7800 E. Kemper Rd., Ste 150	Cincinnati	OH	45249
(Address)	(City)	(State)	(Zip Code)

07-01-2004	1195
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry M. Kohn _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of L.M. Kohn & Company _____ , as of 9/30 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBERT H CHESS JR
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 10-02-28

Signature: _____

Title:
CEO   Larry M. Kohn

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

L. M. KOHN & COMPANY

Financial Statements

September 30, 2025

With Report of Independent Registered Public Accounting Firm

L. M. KOHN & COMPANY

REPORT CONTENTS

September 30, 2025

****

<u>Title</u>   <u>Page</u>

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of L.M. Kohn & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.M. Kohn & Company (the "Company") as of September 30, 2025, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had the Company's service organizations' System and Organization Controls (SOC) 1, Type 2 reports covered a sufficient period of the Company's fiscal year, as described below, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company was unable to provide us with SOC 1, Type 2 reports for the Company's service organizations covering a sufficient portion of the audit period, and we were unable to obtain sufficient appropriate audit evidence through alternative procedures. As a result, we were unable to satisfy ourselves as to the amount of management and advisory income stated at $14,576,410, 12b-1 fees and asset-based income stated at $3,852,718, and rebate revenue stated at $1,032,026, including related receivables stated at $330,871, nor the resulting commission expense stated at $13,170,932 and related payables stated at $172,580.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule II, Computation for Determination of Reserve Requirements, and Schedule III, Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as L.M. Kohn & Company's auditor since 2024.

Cincinnati, Ohio
December 23, 2025

L.M. KOHN & COMPANY

STATEMENT OF FINANCIAL CONDITION

At September 30, 2025

ASSETS

Cash and Cash Equivalents	$ 8,061,319
Deposits with Clearing Organizations	25,000
Receivables –	
Clearing Organizations and Broker-Dealers	207,792
Advisory Customers	123,079
Registered Representatives	869
Total Receivables	331,740
Federal Tax Deposit	320,956
Prepaid Expenses	80,218
Property, Equipment – Net	15,416
Intangibles Client List - Net	733,833
Right of Use Asset	326,579
Other Assets	8,618
TOTAL ASSETS	9,903,679

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Commissions Payable	172,580
Other Liabilities	124,029
Lease Liability	333,783
Note Payable	247,341
TOTAL LIABILITIES	877,733

SHAREHOLDERS' EQUITY

Common Stock; No Par Value, 100 Shares Authorized,	
Issued and Outstanding	5,000
Contributed Capital	3,000
Retained Earnings	9,017,946
TOTAL SHAREHOLDERS' EQUITY	9,025,946
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,903,679

The accompanying notes to financial statements are an integral part of these statements.　　　3

L.M. KOHN & COMPANY

STATEMENT OF INCOME

For the Year Ended September 30, 2025

REVENUE

Management and Advisory Income	$ 14,576,410
12b-1 Fees and Asset Based Income	3,852,718
Commission Income	2,361,971
Other Revenue	1,365,212
Interest Income	247,380
TOTAL REVENUE	22,403,691

EXPENSES

Commissions – Non Employee	13,170,972
Employee Compensation and Benefits	3,207,793
Selling, General and Administrative Expenses	1,043,673
Technology	668,818
Licenses and Fees	277,023
Occupancy	236,691
Insurance and Bond	152,434
TOTAL EXPENSES	18,757,404
NET INCOME	3,646,287

The accompanying notes to financial statements are an integral part of these statements.　　　4

L.M. KOHN & COMPANY

STATEMENT OF SHAREHOLDERS' EQUITY

For the Year Ended September 30, 2025

	Common Stock	Contributed Capital	Retained Earnings	Total Shareholders' Equity
Balance – October 1, 2024	$ 5,000	$ 3,000	$ 6,171,659	$ 6,179,659
Net Income	-	-	3,646,287	3,646,287
Distributions to Shareholders	-	-	(800,000)	(800,000)
Balance – September 30, 2025	5,000	3,000	9,017,946	9,025,946

The accompanying notes to financial statements are an integral part of these statements. 5

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 3,646,287
Adjustments to Reconcile Net Income to Net Cash	
Flows from Operating Activities:	
Depreciation and Amortization Expense	178,505
ROU Asset Amortization	2,102
Imputed Interest	11,445
Changes in Assets and Liabilities:	
Increase in Deposits	(81,167)
Decrease in Receivables	239,771
Increase in Prepaid Expenses	(20,466)
Decrease in Commissions Payable	(154,372)
Decrease in Other Liabilities	(25,961)
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,796,144
CASH FLOWS FROM INVESTING ACTIVITIES	
NET CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Shareholders	(800,000)
Payments on Note Payable	(250,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,050,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,746,144
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,315,175
CASH AND CASH EQUIVALENTS AT END OF YEAR	8,061,319
SUPPLEMENTAL CASH FLOW INFORMATION	
CASH PAID FOR TAXES	$ -
CASH PAID FOR INTEREST	-

The accompanying notes to financial statements are an integral part of these statements.   6

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

L.M. Kohn & Company (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. By acting as a securities broker-dealer for independent registered investment representatives, the Company's primary source of revenue is derived from investment advisory fees, servicing fees (12b-1 fees and asset-based income), and commissions. The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES –
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION –
Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission revenue represents sales commissions generated by the advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission or 12b-1 fees and asset-based revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, the consideration is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts. The constraint is removed once the investment holdings value can be determined.

Management and advisory revenue represent fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, and performs administrative services for these accounts. This series of performing obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence or unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors can assist the Company in performing its obligations.

Other revenue primarily includes marketing allowances received from certain financial product manufacturers, contract and licensing fees, and other miscellaneous revenues, and are recognized at a point in time. Also included in other revenues are rebates from money market accounts which are recognized over time.

Revenue recognized at point in time totaled $2,695,157 and revenue recognized over time totaled $19,461,154.

CASH AND CASH EQUIVALENTS –
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.   8

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

DEPOSITS WITH CLEARING ORGANIZATIONS –
The Company is required to maintain a deposit with each of its clearing organizations, which allows the company to serve as an "introducing broker" into the clearing organizations system. These amounts are not able to be withdrawn from the clearing organizations and, therefore, have been restricted.

RECEIVABLES –
Receivables from clearing organizations are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Receivables from broker-dealer services are stated at amounts billed directly from investment companies and represent amounts due to the Company within 30 days. Certain advances are made periodically to registered representatives that are non-interest bearing. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at September 30, 2025. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

PROPERTY AND EQUIPMENT –
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are stated at cost and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided on the straight-line method.

INTANGIBLES –
Intangibles consist of a Client List purchased December 16, 2022. The list is being amortized on a straight-line basis over the estimated useful life of seven years. The Client List is reviewed annually for any impairments and there were no impairment indicators at September 30, 2025. The Company assesses long-lived assets for impairment when events or changes in circumstances indicated that their carrying amounts may not be recoverable. Recoverability is evaluated by comparing the value of the asset group to the estimated undiscounted future cash flows expected from the asset group. If the carrying value is not recoverable, an impairment loss is recognized for the amount by which the carrying value exceeds fair value. No impairment losses were recognized for the year ended September 30, 2025.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMMISSIONS PAYABLE –
Commissions payable represents amounts due to independent sales representatives. Amounts owed to the independent sales representatives have been calculated by the Company based on the terms agreed to between the Company and the independent sales representative and are generally payable within 30 days.

INCOME TAXES –
The Company has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code (IRC) and applicable state law. As such, the Company is not generally liable for federal or state income taxes on its taxable income. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Company maintains a tax deposit with the Internal Revenue Service to retain its fiscal year of September 30. The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

RIGHT OF USE ASSET –
Effective October 1, 2019 the Company adopted FASB ASC 842 leases, which requires right-of-use ("ROU") assets and lease liabilities to be recorded on the balance sheet for leases. The guidance specifies that at the inception of a contract, an entity must determine whether the contract is or contains a lease. The contract is or contains a lease if the contract conveys the right to control the use of the property, plant, or equipment for a designated term in exchange for consideration. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement.

The Company has operating leases that primarily relate to real property. As a practical expedient, the Company has elected to not capitalize leases with a term of 12 months or less without a purchase option that it is likely to exercise. Also, as a practical expedient for disclosure, the Company has elected to not separate lease and non-lease components on operating leases.

Lease components are payment items directly attributable to the use of the underlying asset, while non-lease components are explicit elements of a contract not directly related to the use of the underlying asset, including pass through operating expenses such as common area maintenance, real estate taxes and utilities.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

ROU assets and lease liabilities are recognized on the Statement of Financial Position at the present value of the future lease payments over the life of the lease term. As implicit rates for leases are not determinable, the Company uses discount rates based on incremental borrowing rates, on a collateralized basis, for the respective underlying assets, for terms similar to the respective leases. Lease costs are included as Occupancy expense in the Statement of Income. Fixed base payments on operating leases paid directly to the lessor are recorded as lease expense on a straight-line basis. Related variable payments based on usage, changes in an index or market rate are expensed as incurred.

NOTE 2 – PROPERTY AND EQUIPMENT

Fixed assets consist of the following at September 30, 2025:

Furniture and Fixtures	$ 101,857
Equipment	67,672
Leasehold Improvements	11,450
Total	180,979
Accumulated Depreciation and Amortization	(165,563)
Property and Equipment – Net	15,416

Depreciation and amortization expense totaled $4,129 for this fiscal year ended September 30, 2025.

NOTE 3 – INTANGIBLES

Intangibles consist of the following:

Client Lists	$1,220,633
Accumulated Amortization	(486,800)
Intangibles – Net	733,833

Amortization expense totaled $174,376 for the fiscal year ended September 30, 2025.

Amortization expense is expected to be $174,376 for each of the next four years and $36,329 in year five when fully amortized.

NOTE 4 – ACCOUNTS RECEIVABLE FROM CUSTOMERS CONTRACTS

Accounts Receivable from Customer Contracts:

Beginning of Year	$ 457,267
End of Year	$ 271,470

NOTE 5 – LEASES

The Company has entered into two non-cancellable operating lease agreements for office space that expires in September 2026 and May 2028. The leases will not be renewed at the end of term. Rental expense under the agreements totaled $236,691 for the year ended September 30, 2025. The Company leases other storage on a month-to-month basis. Future minimum rental payments under non-cancellable operating leases as of September 30, 2025 are as follows:

2026	158,488
2027	114,551
2028	77,374
Total	350,413
Less Imputed Interest	(16,630)
Total Lease Liabilities	333,783

Because we generally do not have access to the rate implicit in the lease, we utilized our incremented borrowing rate of 4.0% and 3.94% as the discount rate. The weighted average remaining lease term is two years and weighted average discount rate is 3.97%.

NOTE 6 – SUBORDINATED BORROWINGS

The Company had no liabilities subordinated to the claim of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claim of general creditors is presented in these financial statements.

NOTE 7 – NOTE PAYABLE

The company entered into a Note Payable due D.L. Baker & Co., Inc. dated December 16, 2022. The note has no stated interest rate and is due January 6, 2026, the note was discounted at 4%. Future discounted payments are as follows:

2026	247,341

The full amount of the note at September 30, 2025 was $250,000. Interest expense for the year ended September 30, 2025 was $11,445.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of $50,000 or 6 2/3% of its aggregate indebtedness. At September 30, 2025, the Company had net capital as computed under Rule 15c3-1, of $7,607,508 which was $7,557,508 in excess of the minimum net capital requirement. The Company had aggregate indebtedness of $551,153 as of September 30, 2025, and the ratio of aggregate indebtedness to net capital, as defined, was .07 to 1.

NOTE 9 – RETIREMENT PLAN

The Company maintains a Simple IRA plan and provides 100% matching on employee contributions up to 3% of the employee's salary. The Company made matching contributions of $67,811 in the year ended September 30, 2025.

NOTE 10– <u>EXEMPTION FROM RULE 15c3-3</u>

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) and Footnote 74 of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, claims exemption from the requirements of Rule 15c3-3.

NOTE 11 – <u>FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK</u>

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and receivables. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. In addition, the Company maintains cash accounts with the clearing organizations. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments. Cash deposits from time to time may exceed federally insured limits. At September 30, 2025 deposits exceeded insured limits by $7,256,165.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 12 – <u>CONTINGENCIES</u>

The Company is subject to various litigation and regulatory matters. It is the opinion of management that the outcome of these proceedings typically has no material adverse effect on the financial position of the Company. The sale of the business may cause liabilities of $300,000 to be paid, which were part of the Asset purchase agreement. See Note 13.

NOTE 13 – ASSET PURCHASE AGREEMENT

The company acquired assets from D.L. Baker & Co., Inc. in December 2022 for a purchase price of $1,300,000. There is a potential bonus payment to the seller of $300,000 if certain conditions are met on November 30, 2026. Due to the uncertainty of payment, no liability has been recorded at September 30, 2025. Consideration paid was $1,300,000 less imputed interest of $59,369 resulting in a note payable of $1,240,633. The purchase was recorded as follows:

Property and Equipment	$20,000
Intangibles	1,220,633
Right of Use Asset	75,575
Lease Liability	(75,575)
Total	1,240,633

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2025, and through December 23, 2025, the date the financial statements were issued for the purposes of recognition and disclosure in the financial statements.

NOTE 15 – SALE OF BUSINESS

The Company entered into a sale agreement to sell its operations with a closing date set for December 5, 2025. In connection with the transaction, L.M. Kohn & Co. will sell substantially all of the assets of its advisory and broker deal business to Wealth Enhancement Group, LLC. Buyer is assuming the accounts payable incurred in the ordinary course of business and all liabilities and obligations arising after the Closing Date under those contracts assumed by the Buyer.

Effective as of 10/3/2025, FINRA issued a continuing membership application approval letter. Buyer has indicated that there are plans to hire Seller's employees upon closing.

The expected consideration to be paid at Closing consist of $5.5M in cash, and tax deferred equity ownership in the Buyer's affiliate with a value of $5.8M. Seller is also eligible to receive additional transition, retention and growth earnout consideration post-Closing if certain revenue targets are achieved; totaling up to $22M. In connection with the sale of the business, the Seller will cease operations of its advisory business and wind down its business about 1 year after Closing.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended September 30, 2025

NOTE 16 – BROKER DEALER – REPORTABLE SEGMENT INFORMATION

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including trading and investment advisory services. The Company has identified its President as the chief operation decision make (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute two geographic segments, the CODM manages the business activities using this information. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Year ended September 30, 2025	Cleveland	Cincinnati
Revenue	$ 801,299	$ 21,602,392
Less:		
Commissions – Non Employee	0	13,170,972
Employee Compensation and Benefits	389,187	2,818,606
Selling, General and Administrative Expenses	204,903	838,770
Technology	5,199	663,619
Licenses and Fees	-	277,023
Occupancy	48,692	187,999
Insurance and Bond	-	152,434
NET INCOME	153,318	3,492,969

L.M. KOHN & COMPANY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT of 1934
At September 30, 2025

NET CAPITAL	
Total Shareholders' Equity	$ 9,025,946
Deduct – Shareholders' Equity not Allowable for Net Capital	-
Total Shareholders' Equity Qualified for Net Capital	9,025,946
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	-
Other (Deductions) or Allowable Credits	-
Total Capital and Allowable Subordinated Liabilities	9,025,946
Deductions and/or Charges –	
Non-Allowable Assets:	
Receivables Greater than 30 Days	2
Other Receivables	70,925
Advisory Fees and 12B-1 Receivables above Net Payables	26,376
Receivables from Registered Representatives	869
Federal Tax Deposit	320,956
Property and Equipment, Net	15,416
Intangibles – Net	733,833
Prepaid Expenses and Other Assets	88,835
Net Capital before Haircuts on Securities Positions	7,768,734
Haircuts on Securities [Computed, where Applicable, Pursuant to Rule 15c301(f)]	
Trading and Investment Securities:	
Money Market Investments	161,226
NET CAPITAL	7,607,508
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Commissions Payable	172,580
Other Liabilities	124,029
Net Lease Liability in Excess of Right of Use Assets	7,203
Note Payable	247,341
Total	551,153
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Greater of 6 2/3 % of Aggregate Indebtedness or $50,000:	
6 2/3% of Aggregate Indebtedness	50,000
Minimum Dollar Net Capital Requirement	50,000
Excess Net Capital	7,557,508
Excess Net Capital at 120% of Minimum Net Capital	7,557,508
Ratio of Aggregate Indebtedness to Net Capital	.07 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of form X-17A-5 at September 30, 2025.
See Report of Independent Registered Public Accounting Firm. 17

L.M. KOHN & COMPANY
SCHEDULES II and III – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES EXCHANGE ACT OF 1934
At September 30, 2025

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession of Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) and Footnote 74 of the Rule.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
L.M. Kohn & Company
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Management's Exemption Report Pursuant to 15c3-3, in which (1) L.M. Kohn & Company ("the Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the "exemption provision") and (2) the L.M. Kohn & Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct mutual fund and variable annuity business where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L.M. Kohn & Company's management is responsible for compliance with the exemption provision and for compliance contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements throughout the year ended September 30, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.M. Kohn & Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Cincinnati, Ohio
December 23, 2025

L.M. KOHN & COMPANY

MANAGEMENT'S EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES EXCHANGE ACT OF 1934

L.M. Kohn & Company the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.153c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to mutual funds and variable annuities, in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L.M. Kohn & Company
I, Larry M. Kohn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Executive Officer
December 23, 2025